UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
Pursuant to Section 12(b) or (g) of the
Securities Exchange Act of 1934
RAMCO-GERSHENSON PROPERTIES TRUST
(Exact name of registrant as specified in its charter)

Maryland	13-6908486

(State of incorporation or organization)	(I.R.S. Employer Identification No.)

31500 Northwestern Highway, Suite 300
Farmington Hills, MI	48334

(Address of principal executive offices)	(Zip Code)
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
Securities Act registration file number to which this form relates (if applicable): Not applicable
Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each Class is to be Registered

Preferred Shares Purchase Rights	New York Stock Exchange
Securities to be registered pursuant to Section 12(g) of the Act: None

ITEM 1. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.
     The Board of Trustees of Ramco-Gershenson Properties Trust (the Trust”) has approved a Rights Agreement (the “Rights Agreement”) dated as of March 25, 2009. The following description of the terms of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is attached hereto as Exhibit 4.1 and is incorporated herein by reference. Capitalized terms used but not otherwise defined herein will have meanings given to such terms in the Rights Agreement.
     Pursuant to the terms of the Rights Agreement, the Board of Trustees authorized and declared a dividend of one preferred share purchase right (a “Right” and collectively, the “Rights”) for each share of the Trust’s common shares of beneficial interest, par value $0.01 per share (the “Common Shares”), outstanding at the close of business on April 10, 2009 (the “Record Date”). Each Right represents the right to purchase from the Trust one one-thousandth of a Series A Junior Participating Preferred Share, par value $0.01 per share (the “Preferred Shares”), at a purchase price of $30.00, subject to adjustments (the “Purchase Price”).
     Initially, the Rights will trade with, and will be inseparable from, the Common Shares. The Rights will be evidenced (unless earlier expired, redeemed or terminated) by the certificates for the Common Shares (or, in the case of uncertificated Common Shares, by the book-entry account that evidences record ownership of such shares) and not by separate Right Certificates. The registered holders of the Common Shares will be deemed to be the registered holders of the associated Rights. Rights are issued to all Common Shares outstanding as of the Record Date or issued after the Record Date but before the earlier of the Distribution Date described below or the Expiration Date. Before the exercise of the Rights, the Rights do not give their holders any rights as shareholders of the Trust, including the right to vote or to receive dividends.
     The Rights become exercisable and separate from the Common Shares on the Distribution Date. The “Distribution Date” is the earlier of (i) the tenth day after the public announcement by the Trust or any person or group of affiliated or associated persons that any person or group of affiliated or associated persons becomes an “Acquiring Person” by obtaining beneficial ownership (including any derivative security that increases in value as the value of Common Shares increases or that provides the holder with an opportunity to profit from any increase in the value of Common Shares of 15% or more of the Trust’s outstanding Common Shares); or (ii) the tenth business day (or such later date as the Board of Trustees may designate before a person or group of affiliated of associated persons becomes an Acquiring Person) after the commencement of, or first public announcement of the intent of any person to commence, a tender or exchange offer by any person or group of affiliated or associated persons which would, if consummated, result in such person or group becoming an Acquiring Person; unless the tenth day or tenth business day, as the case may be, referred to above occurs after the date of public announcement of the Rights Agreement and before the Record Date, then the Distribution Date will be at the close of business on the tenth day after the Record Date.
     After the Distribution Date, the Rights Agent will mail separate certificates evidencing the Rights to each record holder of Common Shares (or, if the Common Shares are uncertificated, by appropriate changes to the book-entry account that evidences record ownership of such Common Shares) at the close of business on the Distribution Date. Thereafter, the Rights will be transferable separately from the Common Shares. Any Rights held by an Acquiring Person are null and void and may not be exercised. The Rights will expire at the close of business on March 25, 2010, unless earlier redeemed or exchanged by the Trust as discussed below.
     The Rights will not be exercisable due solely to the ownership of Common Shares by existing shareholders or their affiliates or assigns, who currently own 15% or more of the Trust’s outstanding Common Shares as of the date of the Rights Agreement so long as such existing shareholder does not acquire any additional Common Shares of the Trust that would cause such existing shareholder’s percentage ownership of Common Shares outstanding to exceed by any amount such existing shareholder’s percentage ownership (rounded up to the next whole percentage point) as of the date of the Rights Agreement. Furthermore, the Rights will not be exercisable if the Trust’s Board of Trustees determines in good faith that a person or group of affiliated or associated persons become an Acquiring Person inadvertently and such person or group reduces its holdings below 15% of the Trust’s outstanding Common Shares as promptly as practicable. Finally, the Rights will not be exercisable if the Trust repurchases some of its own Common Shares and, as a result, a person’s or group’s holdings constitute 15% or more of the remaining outstanding Common Shares so long as such person or group does not make any further acquisitions of the Common Shares after the repurchase.
     Subject to the exceptions described above, if a person or group of affiliated or associated persons becomes an Acquiring Person, then, after the Distribution Date, each Right will entitle its holder to purchase, at the Right’s then-current Purchase Price, a number of Common Shares having a market value of twice such price. In addition, if the Trust is involved in a merger or other business combination transaction after a person or group of affiliated or associated persons becomes an Acquiring Person, each Right will entitle its holder to purchase, at the Right’s then-current Purchase Price, a number of shares of the other party’s common shares having a market value of twice such price. The Acquiring Person will not be entitled to exercise these Rights.
     At any time on or after the date a person or group of affiliated or associated persons becomes an Acquiring Person, the Board of Trustees may exchange all or part of the Rights (other than the Rights beneficially owned by the Acquiring Person and certain affiliated persons) for Common Shares at an exchange ratio of one share of Common Shares per Right. However, the Board of Trustees does not have the power to effect such exchange after any person or group of affiliated or associated persons becomes the owner of 50% or more of the Trust’s outstanding Common Shares.
     The Board of Trustees may adjust the Purchase Price of the Preferred Shares, the number and kind of shares of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a share dividend, share split or reclassification of the Preferred Shares. No adjustments to the Purchase Price of less than 1% will be made.
     The Trust is not obligated to issue fractional Preferred Shares upon the exercise of any Rights, other than fractions that are multiples of one one-thousandth of a share of the Preferred

Shares. If the Trust elects not to issue fractional shares, it can make a cash payment instead, as provided in the Rights Agreement.
     The Board of Trustees may redeem all of the Rights at a price of $0.001 per Right at any time before any person or group of affiliated or associated persons becomes an Acquiring Person. If the Board of Trustees redeems any Rights, it must redeem all of the outstanding Rights. Once the Rights are redeemed, the right to exercise the Rights will terminate and, thereafter, the only right of the Rights holders will be to receive the redemption price of $0.001 per Right. The redemption price may be adjusted to reflect any share split, share dividend or similar transaction occurring after the date of the Rights Agreement.
     For so long as the Rights are redeemable, the Rights Agreement may be amended in any respect without the approval of any holders of Common Shares. At any time when the Rights are no longer redeemable, the Trust may amend the Rights Agreement without the approval of any holders of Rights; provided, however, that the amendment does not (i) adversely affect the interests of the Rights holders as such (other than any Acquiring Person and certain affiliated persons); (ii) cause the Rights Agreement again to become amendable other than in accordance with the Rights Agreement; or (iii) cause the Rights again to become redeemable.
     While the dividend of the Rights will not be taxable to shareholders or to the Trust, shareholders or the Trust may, depending upon the circumstances, recognize taxable income if the Rights become exercisable as set forth above.
     The Articles Supplementary establishing the Preferred Shares, the form of Right Certificate and the Summary of Terms are attached as Exhibits A, B and C, respectively, to the Rights Agreement (which is included as Exhibit 4.1 to this Form 8-A).
ITEM 2. EXHIBITS.

Exhibit Number	Description of Exhibit

3.1	Articles Supplementary Classifying 50,000 Series A Junior Participating Preferred Shares of Beneficial Interest as will be filed with the State Department of Assessments and Taxation of Maryland on or about March 31, 2009 (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on March 31, 2009).

4.1	Rights Agreement, dated as of March 25, 2009, by and between Ramco-Gershenson Properties Trust and American Stock Transfer & Trust Company, LLC as Rights Agent, which includes as Exhibits thereto the Form of Articles Supplementary, the Form of Right Certificate and the Summary of Terms attached thereto as Exhibits A, B and C, respectively (incorporated herein by reference to Exhibit 4.1 to the Trust’s Current Report on Form 8-K filed on March 31, 2009).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RAMCO-GERSHENSON PROPERTIES TRUST
By:	/s/ RICHARD J. SMITH
Richard J. Smith
Chief Financial Officer

Date: March 31, 2009

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

3.1	Articles Supplementary Classifying 50,000 Series A Junior Participating Preferred Shares of Beneficial Interest as will be filed with the State Department of Assessments and Taxation of Maryland on or about March 31, 2009 (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on March 31, 2009).

4.1	Rights Agreement, dated as of March 25, 2009, by and between Ramco-Gershenson Properties Trust and American Stock Transfer & Trust Company, LLC as Rights Agent, which includes as Exhibits thereto the Form of Articles Supplementary, the Form of Right Certificate and the Summary of Terms attached thereto as Exhibits A, B and C, respectively (incorporated herein by reference to Exhibit 4.1 to the Trust’s Current Report on Form 8-K filed on March 31, 2009).